EXHIBIT 99.1

Equinox Gold Announces Resumption of a Blockade at the Los Filos Mine

VANCOUVER, BC, Nov. 20, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) reports that preparations to restart mining activities at its Los Filos Mine in Mexico have been suspended due to the resumption of the blockade by certain members of the nearby Carrizalillo community. Equinox Gold continues to communicate with these individuals and hopes to achieve a long-term solution that will allow the mine to operate effectively and continue bringing benefits to its employees, contractors, suppliers and community partners.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to the duration, extent and other implications of the resumption of the blockade at Los Filos, and Equinox Gold's ability to achieve a long-term resolution. Forward-looking statements or information generally identified by the use of the words "will", "continues", "intends", "expects" and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Equinox Gold has based these forward-looking statements and information on Equinox Gold's current expectations and projections about future events. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. Equinox Gold has made assumptions and estimates based on or related to factors such as its previous working history with communities around Los Filos; the discussions with Carrizalillo; Equinox Gold's assumption that discussions will result in a satisfactory resolution to the community issues at Los Filos; Equinox Gold's ability to obtain and retain all necessary permits, licenses and regulatory approvals in a timely manner or at all; legal restrictions relating to mining including those imposed in connection with COVID-19; and other factors identified in Equinox Gold's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020 both for the year ended December 31, 2019, and in Equinox Gold's MD&A dated September 30, 2020 for Q3 2020, all of which are available on Equinox Gold's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/20/c0879.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 08:42e 20-NOV-20